Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                 March 26, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9241
                    FT High Income Model Portfolio, 2Q '21
                                 (the "Trust")
                     CIK No. 1840813  File No. 333-252945
--------------------------------------------------------------------------------




Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. THE DISCLOSURE PROVIDES THAT "THE ETFS INCLUDED IN THE PORTFOLIO HAVE BEEN SELECTED BY THE FIRST TRUST ADVISORS MODEL INVESTMENT COMMITTEE THROUGH A DYNAMIC APPROACH BASED ON THE FOLLOWING FACTORS: THE SIZE AND LIQUIDITY OF THE ETF (REQUIRING A MINIMUM MARKET CAPITALIZATION OF $50,000,000 AND AT LEAST 6 MONTHS OF TRADING HISTORY); THE CURRENT DIVIDEND YIELD OF THE ETF; THE UNDERLYING FUND HOLDINGS' CREDIT RATINGS; THE ETF'S EXPOSURE TO DIFFERENT FIXED INCOME ASSET TYPES INCLUDING MORTGAGE-BACKED SECURITIES, INVESTMENT GRADE CORPORATE BONDS, HIGH YIELD BONDS, SENIOR LOANS, ULTRA-SHORT MATURITY BONDS, AND INCLUDING EXPOSURE TO U.S. AND NON-U.S. MARKETS. THE ETF ALLOCATIONS WERE DETERMINED BASED ON THE FIRST TRUST ADVISORS MODEL INVESTMENT COMMITTEE'S EVALUATION OF SECTOR RELATIVE VALUE, INCLUDING YIELDS AND SPREADS, CREDIT FUNDAMENTALS AND SUPPLY AND DEMAND TRENDS ACROSS THESE ASSET TYPES."

      (A) PLEASE BE MORE SPECIFIC AS TO "THE CURRENT DIVIDEND YIELD OF THE ETF" AND "THE UNDERLYING FUND HOLDINGS' CREDIT RATINGS."

      (B) WITH RESPECT TO "DIFFERENT FIXED INCOME ASSET TYPES INCLUDING MORTGAGE-BACKED SECURITIES, INVESTMENT GRADE CORPORATE BONDS, HIGH YIELD BONDS, SENIOR LOANS, ULTRA-SHORT MATURITY BONDS, AND INCLUDING EXPOSURE TO U.S. AND NON-U.S. MARKETS", DOES THE TRUST PRIORITIZE ETFS WITH THESE TYPES OF INVESTMENTS FOR ITS SELECTION PROCESS? ALTERNATIVELY, PLEASE EXPLAIN HOW THE INCLUSION OF THESE INVESTMENT TYPES AFFECTS WHETHER OR NOT AN ETF IS INCLUDED IN THE PORTFOLIO.

      (C) WITH RESPECT TO "... EVALUATION OF SECTOR RELATIVE VALUE, INCLUDING YIELDS AND SPREADS, CREDIT FUNDAMENTALS AND SUPPLY AND DEMAND TRENDS ACROSS THESE ASSET TYPES," PLEASE DESCRIBE WHAT THESE MEAN IN PLAIN ENGLISH OR HOW THESE FACTORS ARE WEIGHTED IN THE OVERALL PORTFOLIO SELECTION.

      Response: In accordance with the Staff's comment, the referenced disclosure has been replaced in its entirety with the following:

    "The ETFs included in the portfolio have been selected by the First Trust Advisors Model Investment Committee through a dynamic approach based on the following factors: the size and liquidity of the ETF (requiring a minimum market capitalization of $50,000,000 and at least 6 months of trading history); the current dividend yield of the ETF (prioritizing ETFs with higher yields); and the underlying fund holdings' credit ratings (prioritizing ETFs that hold securities with lower rates of default). The ETFs selected have exposure to different fixed-income asset types, including mortgage-backed securities, investment grade corporate bonds, high-yield bonds, senior loans, ultra-short maturity bonds, and exposure to U.S. and non-U.S. markets. The ETF allocations were determined based on the First Trust Advisors Model Investment Committee's evaluation of sector relative value. For each sector, the First Trust Advisors Model Investment Committee analyzed yields (including yield to maturity and/or yield to worst), spread (including the yield of an asset class relative to comparable treasury bonds), credit fundamentals (including default trends, earnings and debt levels), and supply and demand trends across these asset types (including new issue supply and maturity of the underlying securities)."

      2. THE DISCLOSURE PROVIDES "IN DETERMINING THE ASSET ALLOCATION OF THE TRUST'S PORTFOLIO, THE MODEL INVESTMENT COMMITTEE CONSIDERS "ASSET CLASS LEVEL VALUATION" AND "ASSET CLASS LEVEL FUNDAMENTALS" FACTORS. PLEASE EXPLAIN THESE TWO FACTORS IN PLAIN ENGLISH, ESPECIALLY GIVEN THAT THE TRUST IS MOSTLY INVESTED IN TWO ETFS. FURTHER, EXPLAIN THE REASON THE TWO ETFS WERE SELECTED IN TERMS OF THESE TWO FACTORS.

      Response: As described in the Portfolio Selection Process, the ETFs have been selected by the First Trust Advisors Model Investment Committee through a dynamic approach based on several factors. The Asset Class Level Valuation, Asset Class Level Fundamentals and the Interest Rate Outlook/Duration factors help determine the asset allocation for the Trust's final portfolio. In accordance with the Staff's comment, the two factors mentioned have been revised as follows:

      "Asset Class Level Valuation. We evaluate the relative value offered by different fixed-income assets by comparing various price and yield measures for the asset classes. For a specific asset class, this can include the yield to maturity and yield relative to comparable treasury bonds relative to the other asset classes and to itself over time.

      Asset Class Level Fundamentals. For each fixed-income asset class, fundamental trends, such as underlying leverage, default rates of issuers, earnings and debt levels and interest coverage, are closely monitored and evaluated. Trends in these factors inform the First Trust Advisors Model Investment Committee if risk is improving or deteriorating in the asset class and, in combination with valuation measures such as yield and spread, they help the First Trust Advisors Model Investment Committee construct an overall view for each asset type that is part of the allocation process."

Risk Factors
____________

      3. IF THE FUNDS HELD BY THE TRUST INVEST IN SUBPRIME RESIDENTIAL MORTGAGE LOANS, PLEASE ADD RELEVANT RISK DISCLOSURE.

      Response: If, based on the Trust's final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon